# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADVERUM BIOTECHNOLOGIES, INC., CIK 0001501756
CUSIP: 00773U207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 CARDINAL WAY, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 08/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-029534
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,129,057; sole dispositive power 0; shared dispositive power 1,129,057; aggregate amount beneficially owned 1,129,057 (5.4% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,129,057; sole dispositive power 0; shared dispositive power 1,129,057; aggregate amount beneficially owned 1,129,057 (5.4% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,129,057; sole dispositive power 0; shared dispositive power 1,129,057; aggregate amount beneficially owned 1,129,057 (5.4% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- Frazier Life Sciences Public Overage Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 427,500; sole dispositive power 0; shared dispositive power 427,500; aggregate amount beneficially owned 427,500 (2% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLSP Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 427,500; sole dispositive power 0; shared dispositive power 427,500; aggregate amount beneficially owned 427,500 (2% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLSP Overage, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 427,500; sole dispositive power 0; shared dispositive power 427,500; aggregate amount beneficially owned 427,500 (2% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 129,870; sole dispositive power 0; shared dispositive power 129,870; aggregate amount beneficially owned 129,870 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 129,870; sole dispositive power 0; shared dispositive power 129,870; aggregate amount beneficially owned 129,870 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 129,870; sole dispositive power 0; shared dispositive power 129,870; aggregate amount beneficially owned 129,870 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 272,945; sole dispositive power 0; shared dispositive power 272,945; aggregate amount beneficially owned 272,945 (1.3% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 272,945; sole dispositive power 0; shared dispositive power 272,945; aggregate amount beneficially owned 272,945 (1.3% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 272,945; sole dispositive power 0; shared dispositive power 272,945; aggregate amount beneficially owned 272,945 (1.3% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 118,059; sole dispositive power 0; shared dispositive power 118,059; aggregate amount beneficially owned 118,059 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 118,059; sole dispositive power 0; shared dispositive power 118,059; aggregate amount beneficially owned 118,059 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 118,059; sole dispositive power 0; shared dispositive power 118,059; aggregate amount beneficially owned 118,059 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Reporting Person as of the date of this filing and do not include any warrants held by the Reporting Person. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 129,870; sole dispositive power 0; shared dispositive power 129,870; aggregate amount beneficially owned 129,870 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Frazier Life Sciences X, L.P as of the date of this filing and do not include any warrants held by the Frazier Life Sciences X, L.P. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 129,870; sole dispositive power 0; shared dispositive power 129,870; aggregate amount beneficially owned 129,870 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock held by the Frazier Life Sciences X, L.P as of the date of this filing and do not include any warrants held by the Frazier Life Sciences X, L.P. See Item 4(a) to this Schedule 13G.
  
  The percentage listed in row 11 is calculated based on 20,984,161 shares of Common Stock outstanding on August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
- Albert Cha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ADVERUM BIOTECHNOLOGIES, INC.
Address of issuer's principal executive offices: 100 CARDINAL WAY, REDWOOD CITY, CA, 94063.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Albert Cha
James Brush
Daniel Estes
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 1,129,057 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

FLSPOF directly holds 427,500 shares of Common Stock. FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

FLS X directly holds 129,870 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

FLS XI directly holds 272,945 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

FLS XII directly holds 118,059 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain prefunded warrants to acquire shares of Common Stock (the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Warrants to purchase 2,109,948 shares of Common Stock, (ii) FLSPOF holds Warrants to purchase 622,444 shares of Common Stock, (iii) FLS X holds Warrants to purchase 87,094 shares of Common Stock, (iv) FLS XI holds Warrants to purchase 231,904 shares of Common Stock and (v) FLS XII holds Warrants to purchase 404,709 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/14/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/14/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/14/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/14/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/14/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/14/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/14/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/14/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/14/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/14/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/14/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/14/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/14/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/14/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (08/14/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/14/2025)